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                               [BDBCB Letterhead]


January 6, 2005

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Owen Pinkerton, Senior Counsel

Ladies and Gentlemen:

         On behalf of Medical Properties Trust, Inc. (the "Company" or "we"), enclosed herewith is Amendment No. 1 (the "Amendment") to the Company's Registration Statement on Form S-11, filed with the Securities and Exchange Commission (the "Commission") on October 26, 2004 (the "Registration Statement"). The Company has amended the Registration Statement in response to comments contained in the letter from the Staff of the Division of Corporate Finance of the Commission (the "Staff"), dated November 24, 2004 (the "Comment Letter"), and addressed to Edward K. Aldag, Jr., Chairman, President, Chief Executive Officer and Secretary of the Company. We will separately deliver copies of the Amendment, marked to show changes to the Registration Statement to members of the Staff specified in the Comment Letter. We have also included in that package various supplemental materials referred to as included in our responses below.

         The numbered responses below correspond to the numbered paragraphs of the Comment Letter. For convenience of reference, each Staff comment included in the Comment Letter is reprinted below followed by the Company's corresponding response. Page references are to the marked version of the Amendment.

General

1. We note that you intend to elect to be taxed as a REIT and that your offering appears to constitute a "blind-pool" offering. Accordingly, please revise to include prior performance information required under Item 8 and Appendix II of Industry Guide 5 and any other applicable Guide 5 disclosures. Refer to Release 33-6900. If you do not believe your offering constitutes a "blind-pool" offering, please supplementally explain the basis for that belief.

         RESPONSE: The Company notes that the Staff's comment refers to Guide 5, which by its terms relates to registration statements covering interests in real estate limited partnerships, although the Company is aware that the Staff has issued a release in which the Staff took the position that Guide 5 may in certain circumstances apply to REITs and other entities. The Company respectfully requests that the Staff reconsider its view that the prior performance information required under Item 8 and Appendix II of Industry Guide 5 and the other disclosure requirements of Guide 5 apply to the Company. The Company is organized as a Maryland corporation. Moreover, as described in the Registration Statement, the Company is a "self-advised" REIT, meaning that the executive officers and directors of the Company will manage its business and affairs without the involvement of any third party advisor or manager. As with a typical publicly-held corporation, the Company's executive officers and directors are compensated through salary, bonus and equity awards, rather than through fees, commissions or other arrangements common to syndicated real estate limited partnerships. Although the Company, through a wholly owned subsidiary, will function as the sole general partner of the operating partnership, the Registration Statement relates to the offering of the Company's shares of Common Stock, par value $.001 (the "Common Stock") rather than limited partnership interests of its operating partnership. However, where appropriate, the Company will attempt to comply with the provisions of Guide 5 in the interest of enhanced disclosure.

         Finally, prior to printing any preliminary prospectus, or red herring, and marketing of the offering, the Company expects to amend the Registration Statement to include disclosure regarding specified uses for a significant percentage of the net proceeds the Company expects to receive from the offering to purchase targeted facilities. Accordingly, the offering is not expected to constitute a "blind pool."


2. Please supplementally provide us with your analysis with respect to the potential for integration of the offers and sales of common stock issued in the private placements described in Item 33 of the registration statement with the public offering of common stock covered by the prospectus, including a discussion of any relevant staff interpretations. In particular, please address the timing of resales that were made by Friedman Billings.

         RESPONSE: We supplementally advise the Staff that the offers and sales of the Common Stock issued in the April 2004 private placement are completely separate from the public offering and pursuant to Rule 152 are not integrated with the public offering. The private placement was exempt under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), as well as Rule 506 of Regulation D thereunder. Set forth below is our analysis for how the sales of shares of common stock sold in the private placement are not integrated with the public offering.

         On April 6 and April 7, 2004, the Company sold 21,857,329 shares of common stock in a private unregistered offering to Friedman, Billings, Ramsey & Co., Inc. ("FBR") as initial purchaser pursuant to the exemptions from registration set forth in Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder. FBR subsequently resold 20,244,426 shares of common stock to other investors in accordance with Rule 144A and Regulation

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         S of the Securities Act, and other available exemptions set forth therein. These resales by FBR were completed on April 7, 2004.

         Also on April 7, 2004, the Company sold 3,442,671 shares of common stock in a concurrent private placement directly to other accredited investors pursuant to the exemptions from registration set forth in
         Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder. FBR acted as placement agent in the concurrent private placement. In addition, on April 7, 2004, the Company issued 260,954 shares of common stock to FBR as payment for financial advisory services pursuant to the exemptions from registration set forth in
         Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder. These sales and issuances were completed on April 7, 2004.

         The Company's sales of common stock described above were all part of a single Regulation D offering which was completed on April 7, 2004. Rule 502(a) of Regulation D provides that offers and sales that are made more than 6 months after completion of a Regulation D offering will not be considered to be part of that Regulation D offering, so long as during the 6 month period there are no offers or sales of securities by or for the issuer that are of the same or a similar class as those offered or sold under Regulation D. The public offering of the Common Stock is deemed to have commenced on October 26, 2004, the filing date of the Registration Statement, which is more than 6 months after the completion of the Regulation D offering. Further, since the date of the completion of the Regulation D offering, there have been no offers or sales of securities by or for the issuer that are of the same or a similar class as those offered or sold under Regulation D. Therefore, the Regulation D offering is not integrated with the public offering of Common Stock.

         Further, the private placement of the Common Stock is not integrated with the Company's public offering under Rule 152 of the Securities Act. The Staff has consistently taken the position that an otherwise valid private placement made in reliance on Section 4(2) of the Securities Act or Rule 506 of Regulation D is not integrated with a subsequent offering of the same or similar securities under Rule 152 if the purchaser has completed its investment decision with regard to the private placement before the subsequent public offering is commenced. The Staff has further taken the position that a purchaser has completed its investment decision with regard to a private placement when the purchaser's obligation to purchase the securities is set forth in a binding investment agreement. In this case, the public offering is deemed to commence on October 26, 2004, the filing date of the Registration Statement, and each purchaser of the Common Stock in the private placement made its investment decision by delivering its irrevocable commitment to the Company, subject only to conditions precedent not within the control of the purchaser, on or before April 7, 2004. Since the investment decision of each purchaser with respect to the Common Stock was irrevocably made prior to the filing of the Registration Statement, subject only to conditions outside of the purchasers' control, the issuance of the Common Stock to the purchasers in the private placement is not integrated with the public offering of the Common Stock described in the Registration Statement. See, for example, Squadron, Ellenoff, Pleasant & Leher (avail. February 28, 1992); Black Box, Inc. (avail. June 26, 1990); Vintage Group, Inc. (avail. May 11, 1988); Immune Response Corp. (avail. November 2, 1987); Vulture Petroleum Corporation (avail. February 2, 1987); BBI Associates (avail. December 29, 1986); and Verticom, Inc. (avail. February 12, 1986).

3. In the "Summary " and "Our Business" sections of the prospectus you reference and rely on certain demographic and market data. Please provide us with copies of the relevant portions of the publications that include the information consistent with the statements in the prospectus.

         RESPONSE: We advise the Staff that such supporting materials will be provided supplementally as soon as is practicable.

4. We note that throughout the prospectus you use the phrase "we believe" or similar statements with respect to market trends or conditions that support your business strategy. For example, see:

         - p. 1 "Industry sources indicate that the U.S. healthcare delivery system is becoming..."

         -        p. 1 "We believe that this change is the result of..."

         -        p. 1 "In response to these trends, we believe that..."


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         -        p. 7 We believe that a significant part of this healthcare construction spending..."

         - p. 56 "We believe that healthcare services are increasingly delivered through smaller, more accessible facilities..."

         - p. 57 "In our experience, the percentage of physicians and other healthcare professionals who practice in a recognized specialty..."

         - p. 57 "We believe that healthcare service providers are increasingly seeking to provide specific services.

         Please provide supplemental support for these statements.

         RESPONSE: We advise the Staff that such supporting materials will be provided supplementally as soon as is practicable.

5. Supplementally, please provide us with any pictures, graphics or artwork that will be used in the prospectus.

         RESPONSE: The Company has not yet determined the pictures, graphics and artwork that it intends to use in the prospectus. The Company will supplementally provide such pictures, graphics and artwork to the Staff as soon as practicable after such determination.

6. Please revise to include the market information disclosures required by Item 201(a) of Regulation S-K with respect to the trading of your common stock on the Portal Market or tell us supplementally why you do not believe those disclosures are required.

         RESPONSE: We have revised the Registration Statement as requested. See page 87.

7. If the age of your financial statements will be more than 134 days from the effective date of your Registration Statement, please update the financial statements in your next amendment. Refer to Rule 3-12 of Regulation S-X.

         RESPONSE: We have updated the Registration Statement as requested. See the financial statements. We have requested updated financial statements from Vibra Healthcare, LLC. We have been advised that they are not yet available. We expect that updated financial statements for Highmark Healthcare, LLC will be available prior to the time that we file the next amendment, and will be included in such amendment. Since the filing of the initial registration statement, Highmark Healthcare, LLC changed its name to Vibra Healthcare, LLC. Accordingly, in all of our responses related to Highmark we will use the term Vibra to reflect what was Highmark Healthcare, LLC.

Prospectus Cover Page

8. We note the disclosure that the risk factors section contains "some of the most significant risks..." The risk factor section should disclose all of the most significant risks relevant to an investment in your common stock. Refer to Item 503 of Regulation S-K. Please revise the sentence accordingly.

         RESPONSE: We have revised the Registration Statement on the prospectus cover page as requested.

Summary

9. Please disclose when you purchased the Highmark Facilities, including the material terms of the acquisition. In connection with this, we note a press release dated July 8, 2004, from Highmark Healthcare announcing that it closed on the acquisition of these properties through financing from Medical Properties Trust, Inc. Please advise us as to whether you subsequently acquired these properties from Highmark or whether the press release inaccurately presented the nature of the transaction.

         RESPONSE: We have revised the Registration Statement as requested. See page 1. We supplementally advise the Staff that although the July 8, 2004 press release of Vibra could be read to imply that Vibra purchased these facilities and then sold the real estate to the Company, actually Vibra acquired the operations at these facilities from Care Ventures, Inc., an entity not affiliated with the Company, with financing provided by us and we acquired the facilities themselves directly from affiliates of Care Ventures, Inc.


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         Our Company, page 1

10. We note the disclosure that your strategy distinguishes you as a "unique investment alternative" among REITs. Please supplementally explain how your strategy is unique compared to your REIT competitors in the healthcare REIT sector.

         RESPONSE: There are approximately 13 publicly traded REITs that are classified by their management, research analysts and others as "healthcare" REITs. The portfolios of other healthcare REITs are largely comprised of nursing home, long-term care facilities and medical office building assets. None of these REITs is focused almost exclusively on the type of healthcare facilities that require a physician's orders for admittance, as do substantially all of the Company's facilities. Accordingly, we believe that the Company, which focuses principally on facilities in which medicine is practiced and surgery and other medical procedures are performed, provides a unique alternative to those REITS that focus primarily on nursing home, long-term care facilities and other medical office building assets.

11.      Please include in the summary a description of your two tenants.

         RESPONSE: We have revised the Registration Statement as requested. See page 2.

         Acquisition Facilities, page 3

12. We note that the tables disclose "Prospective Tenants" and "Projected Base Rents." Please note that the disclosure of tenants and base rent amounts are not appropriate unless you have a signed lease or binding commitment from such tenants.

         RESPONSE: We have revised the Registration Statement as requested. See page 4. We supplementally advise the Staff that we expect to provide this information only with respect to tenants with which we have a signed lease or binding commitment.

         Competitive Strengths, page 5

13. Certain of your disclosure under this heading is repeated elsewhere in the summary section. Please revise to remove duplicative disclosure found in the summary section.

         RESPONSE: We have revised the Registration Statement as requested. See page 5.

         Summary Risk Factors, page 6

14. In the sixth and twelfth bullets, please quantify the risk by disclosing the amounts currently outstanding. Similarly, please quantify the amount of dilution that investors will incur.

         RESPONSE: We have revised the Registration Statement as requested. See pages 6 and 7.

15. In the eighth bullet, please briefly state what development and construction risks could adversely affect your ability to make distributions.

         RESPONSE: We have revised the Registration Statement as requested. See page 6.

16. Please include summary risk factors regarding the conflicts of interest of the managing underwriter and the market overhang risk created by the resale registration of the shares issued in the private placement.

         RESPONSE: We have revised the Registration Statement as requested. See page 6.


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         Registration Rights and Lockup Agreements, page 10

17. We note that you are required to file a resale registration statement that includes shares held by the managing underwriter that they acquired as placement agent in connection with the private placement. In the event the resale registration statement becomes effective during the distribution period of your initial public offering, please supplementally advise us of the legal and/or contractual restrictions on the managing underwriter selling its own shares during the distribution period. Include an analysis of the applicability of Regulation M and any contractual restrictions contained in the underwriting agreement or elsewhere.

         RESPONSE: We do not anticipate that the resale registration statement will become effective until approximately 60 days after completion of the initial public offering. In the event that the resale registration statement does become effective during the distribution period of the initial public offering, we supplementally advise the Staff that the managing underwriter is bound by the market stand-off provision of the registration rights agreement which will restrict the managing underwriter from selling any of its shares of our common stock under the resale registration statement for 60 days after completion of the initial public offering.

         Registration Rights and Lock-Up Agreements, page 10

18. We refer to your statement that all other stockholders who have registration rights, aside from your officers and directors, have agreed to a 60 day lockup period "if so requested by us or the underwriters." Please clarify whether you or the underwriters will make such a request.

         RESPONSE: The Registration Statement has been revised as requested. See page 10.

         Restrictions on Ownership of Our Common Stock, page 10

19. If the ownership limitation of your charter is more restrictive than the limitations required by the REIT rules, it is not appropriate to attribute your ownership limitation solely to the REIT rules. For example, if your definition of "person" for purposes of calculating ownership does not include the look-through provisions of the REIT rules, then your ownership provisions are more restrictive. Please make conforming changes throughout the prospectus.

         RESPONSE: We have revised the Registration Statement as requested. See page 10.

Summary Selected Financial Information, pages 12-15, 42-44

20. Tell us if you consider Medical Properties Trust, LLC to be your predecessor. If so, advise us and consider expanding your disclosure as appropriate, to clarify how your financial results reflect the operations of your predecessor for periods prior to your existence.

         RESPONSE: Medical Properties Trust, LLC is considered our predecessor. From its inception through the August 27, 2003 inception of Medical Properties Trust, Inc. it had accumulated no assets, but had incurred approximately $423,000 in liabilities for costs and expenses of acquisition due diligence, a planned offering of common stock, consulting fees and office overhead. These liabilities were assumed by Medical Properties Trust, Inc. in September 2003 and are included in the audited financial statements as of and for the period ended December 31, 2003. This information is provided in Note 1 to the Company's financial statements included in the registration statement. See page F-17.

21. We note your presentation of adjusted FF0, a non-GAAP measure. Note that the presentation of such measure is subject to all of the provisions of
Item 10(e) of Regulation S-K. Tell us how you considered the guidance in Frequently Asked Question #8 Regarding the Use of Non-GAAP Financial Measures for adjustments outside of the NAREIT definition of FF0. Similarly, revise your non-GAAP financial measures presentation on page 49 in MD&A, as appropriate.

         RESPONSE: The Company believes that its presentation of adjusted FFO
         (AFFO) meets the requirements of Item 10(e) of Regulation S-K. Specifically, the Company believes that:


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         (A)      The Company has presented, with equal prominence, Net Income as the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP);

         (B) The Company has presented, with equal prominence, FFO calculated in accordance with the NAREIT definition;

         (C) The Company has presented a reconciliation of Net Income to AFFO, which is quantitative for historical non-GAAP AFFO, and quantitative of pro forma AFFO of the differences between the Net Income and AFFO. The Company has also presented a reconciliation of AFFO to FFO calculated in accordance with the NAREIT definition;

         (D) The Company has included a statement disclosing the reasons why management believes that presentation of AFFO provides useful information to investors regarding the Company's financial condition and results of operations, namely that AFFO is an important measure because our leases generally have significant contractual escalations of base rents and therefore result in recognition of rental income that is not collected until future periods and costs that are deferred; and

         (E) The Company has included a statement disclosing the additional purposes for which management uses AFFO, namely that AFFO is an operating measure that the Company uses to analyze its results of operations based on the receipt, rather than the accrual, of our rental revenue and on certain other adjustments.

         The Company also has not:

         (A) Excluded charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from its presentation of AFFO;

         (B) Adjusted AFFO to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years;

         (C) Presented AFFO on the face of the Company's financial statements prepared in accordance with GAAP or in the accompanying notes;

         (D) Presented non-GAAP financial measures on the face of any pro forma financial information required to be disclosed by
                  Article 11 of Regulation S-X (17 CFR 210.11-01 through 210.11-03); or

         (E) Used titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

         With respect to Frequently Asked Question #8 Regarding the Use of Non-GAAP Financial Measures, the Company has not eliminated or smoothed an item that can be identified as "recurring" in its presentation of AFFO. The amounts of rents earned, collectible in future periods are those amounts presented in the Company's historical financial statements and pro forma financial statements presented elsewhere in the registration statement.

Risk Factors, page 16

22. The introductory paragraph suggests that there may be material risks that you have not identified. You must disclose all risks that you believe are material at this time.

         RESPONSE: We have revised the Registration Statement as requested. See page 15.

23. Please include a risk factor relating to the conflict of interest inherent in the UPREIT structure.

         RESPONSE: We have revised the Registration Statement as requested. See page 30.

24. In a few separate risk factor headings you discuss the possibility that certain "forecasts" may not be achieved. Since you are not including specific forecasts in the prospectus, please refrain from using such term.

         RESPONSE: We have revised the Registration Statement throughout as requested.


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We were formed in August 2003 and have a limited operating history; our management has a limited history of operating a REIT and a public company and may therefore have difficulty successfully and profitably operating our business, page 16.

25. Please disclose the risks "generally associated with the formation of any new business."

         RESPONSE: We have revised the Registration Statement as requested. See page 15.

We may be unable to acquire or develop the acquisition facilities we have under contract, which could harm our future operating results and adversely affect our ability to make distributions to our stockholders, page 16.

26. Please provide any examples of losses incurred by you as a result of a failure to complete acquisitions.

         RESPONSE: We have revised the Registration Statement as requested. See page 15.

Dependence on our tenants for rent may adversely impact our ability to make distributions to our stockholders, page 17.

27. In your discussion of the difficulty in finding a replacement tenant, please disclose that the transfer of healthcare facilities is regulated and thus may cause further delays in replacing a tenant. In addition, please discuss the fact that the properties themselves may be difficult to re-let since their use may be limited to healthcare facilities and may not be adaptable to other uses.

         RESPONSE: We have revised the Registration Statement as requested. See page 16.

We are dependent on our tenants, both of whom are recently organized and have limited or no operating histories, for repayment of loans made to acquire operations and for working capital, and failure by these tenants to meet their obligations to us would have a material adverse effect on our revenues and our ability to make distributions to our stockholders, page 18.

28. Please add more detail regarding the financial condition of your two tenants in this risk factor or in the similar risk factor on page 19.

         RESPONSE: We have revised the Registration Statement as requested. See page 18.

Our use of debt financing will subject us to significant risks. including refinancing risk and the risk of insufficient cash available for distribution to our stockholders, page 19.

29. Please revise this risk factor to reduce the description of the specific terms of your loan commitments. The disclosure is already provided elsewhere in the prospectus and may obscure the discussion of the actual risks created by your use of debt.

         RESPONSE: We have revised the Registration Statement as requested. See page 19.

Failure to hedge effectively against interest rate changes may adversely affect our results of operations and our ability to make distributions to our stockholders, page 20.

30. Please disclose how your status as a REIT limits your ability to hedge your interest rate exposure.

         RESPONSE: We have revised the Registration Statement to eliminate the statement that our status as a REIT limits our ability to hedge our interest rate exposure. See page 19.

As the owner and lessor of real estate, we are subject to risks under environmental laws, the cost of compliance with which and any violation of which could materially adversely affect us, page 24.


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31.      We note that you have obtained Phase I reports on all your properties.
If the Phase I reports identified any material issues or suggested remediation or additional investigation, please disclose this.

         RESPONSE: We have revised the Registration Statement as requested. See page 23.

The healthcare industry is heavily regulated and existing and new laws or regulations, changes to existing laws or regulations, loss of licensure or certification or failure to obtain licensure or certification could result in the inability of our tenant to make lease payments to us, page 26.

32. Please discuss the potential impact of recent regulations regarding physician referrals and how these regulations may impact your business strategy, including your strategy of co-investing with physicians.

         RESPONSE: We have revised the Registration Statement as requested. See page 26.

We depend on key personnel, the loss of any one of whom may threaten our ability to operate our business successfully, page 29.

33. Please identify the specific officers upon whom you are dependent for your success.

         RESPONSE: We have revised the Registration Statement as requested. See page 28.

We may experience conflicts of interest with our officers and directors, which could result in our officers and directors acting other than in our best interest, page 29.

34. We note you disclose the conflict with Mr. McKenzie as an "example." Please disclose any additional existing conflicts of officers and directors.

         RESPONSE: We supplementally advise the Staff that the Company is not aware of any additional conflicts of interest with officers and directors at this time. We have revised the Registration Statement to strike the words "for example." See page 29.

35. Please disclose if there are active negotiations, letters of intent or contacts relating to the development of a facility in which Mr. McKenzie's organization is the tenant. If not, please supplementally advise us of the basis for your estimate of the aggregate investment amount.

         RESPONSE: We have revised the Registration Statement as requested. See page 29. We supplementally advise the Staff that although there are no active negotiations with Mr. McKenzie's organization, the Company is basing the aggregate estimated investment amount on previous negotiations with respect to a facility the Company may acquire in the future.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities, page 32.

36. Please specifically describe the limitations imposed by the REIT rules on the amount of activities you may conduct through your TRS.

         RESPONSE: We have revised the Registration Statement as requested. See page 32.

You should not rely on the underwriters' lock-up agreements to limit the number of shares of common stock sold into the market, page 34.

37. Please disclose, here and elsewhere, whether FBR has current intention to waive the lock-up restrictions and, if not, what circumstances may cause it to waive the restrictions. If FBR does not expect to require a lock-up period, please revise your disclosure throughout the prospectus to indicate that the lock-up period is unlikely to be requested by the underwriters.

         RESPONSE: We have revised the Registration Statement throughout as requested.


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We may be affected by conflicts of interest that arise out of contractual relationships with one of our underwriters, page 35.

38. Please provide additional detail on the potential risks created by the managing underwriter's ownership of a substantial amount of your shares, including any effect it may have on the underwriter's due diligence activities. In addition, we note your disclosure that FBR is "one of [y]our largest stockholders." According to your stockholders' table, however, it appears that FBR is your largest stockholder. Please revise or advise.

         RESPONSE: We have revised the Registration Statement as requested. See page 34. We supplementally advise the Staff that the underwriters have advised the Company that they do not believe that FBR's substantial ownership of the Company's shares adversely affects ability to perform a thorough due diligence investigation in furtherance of its duties as an underwriter. Each of the Company's underwriters is subject to liability under Sections 11 and 12 of the Securities Act, and therefore conducted the same level of due diligence it would have conducted with respect to any other transaction of this size for which it acts as an underwriter. Consequently, the Company does not believe that any additional disclosure is required with respect to the underwriter's due diligence activities.

Use of Proceeds, page 37

39. Please expand your disclosure to list the properties that you will acquire using the net proceeds from this offering.

         RESPONSE: The Company has not yet finally determined the properties which it considers probable of acquisition or development using the net proceeds from this offering. The Registration Statement will be amended as soon as practicable after such determinations have been made and, in any event prior to the time that preliminary prospectuses are printed and marketing of the offering commences.

40.      Please disclose the maturity of the secured credit facility. Refer to
Item 504 of Regulation S-K.

         RESPONSE: We have revised the Registration Statement as requested. See page 37.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45.

41. Please disclose management's expectations with respect to the relative scope and importance of the lending business to your overall business strategy. Please disclose the current percentage of your business that relates to leasing and lending, respectively.

         RESPONSE: We have revised the Registration Statement as requested. See page 45.

42. Please discuss which business factors management believes will materially influence future results of operations, including, for example, supply side concerns and/or regulatory matters, if applicable.

         RESPONSE: We have revised the Registration Statement as requested. See page 46.

         Overview, page 45.

43. We refer to the first paragraph under this heading. Please clarify whether the rental rate increases of 1.5% to 3% refer to or are consistent with the properties you own or whether they refer to the current market environment.

         RESPONSE: We have revised the Registration Statement as requested. See page 45.

         Critical Accounting Policies, page 46

         Purchase Price Allocation

44. You state that, "Because our strategy to a large degree involves sale-leaseback transactions with newly-originated leases at market rates, we do not expect the above-market and below-market in-place lease values to be significant for many of our anticipated transactions." Generally, sale-leaseback transactions involve the sale of a property by the owner and a lease of the property back to the seller. Please explain to us and expand your disclosures as appropriate to clarify the nature of your transactions.

         RESPONSE: Our strategy includes completing traditional sale-leaseback transactions and acquiring facilities from sellers and simultaneously leasing the facilities to third-party operators unrelated to the sellers. We may also acquire land from a seller and develop a facility for lease to a third party operator. In each of these cases, we will negotiate the lease terms with the operators based on existing market conditions and, accordingly we do not expect to acquire facilities subject to existing leases that may have above or below market terms. We have revised the Registration Statement as requested. See page 47.

         Results of Operations, page 50

45. Please briefly describe the nature of the unsuccessful acquisition referenced under this heading, including an explanation of the nature of the costs.

         RESPONSE: We have revised the Registration Statement as requested. See page 50.

         Liquidity and Capital Resources, page 50

46. We refer to your statement that, along with the net proceeds from this offering and additional equity and debt financing which you believe will be available you will be able to fund your cash requirements for the foreseeable future. This appears to imply that, without the additional debt and equity financing, you will be unable to meet your cash requirements. Please advise. In addition, please clearly state whether you will need additional financing, other than the committed facilities that you reference under this heading, in order to meet your cash requirements during the next 12 months.

         RESPONSE: We have revised the Registration Statement as requested. See page 50.

47. Please disclose restrictions on the liquidity of your assets, including illiquidity common to most real estate, but also characteristics specific to your target asset type as well as any contractual or regulatory restrictions.

         RESPONSE: We have revised the Registration Statement as requested. See page 51.

48. Please disclose your contractual commitments assuming the completion of this offering and the use of the proceeds as described in this prospectus.

         RESPONSE: Once our probable acquisitions and developments are identified we will amend the registration statement to reflect our use of proceeds and contractual commitments.

49. Please disclose the source of the funds for the October 11, 2004 distribution. We note that your funds from operations for the six months ended June 30, 2004 were $(1,561,834). Please disclose what percentage of the distribution was a return of capital.

         RESPONSE: We have revised the Registration Statement as requested. See page 52. We have not yet completed our analysis of 2004 GAAP net income and tax basis earnings and profits as of the filing of this Amendment. We will disclose the actual return of capital percentage in a subsequent amendment.

         Our Business, page 53

50. Where appropriate, please conform this section to the comments made in the Summary section.

         RESPONSE: We have revised the Registration Statement throughout as requested.

         Underwriting Process, page 58

51. Please provide additional disclosure on your underwriting process. For example, please disclose whether you have written policies governing the underwriting process, whether you engage third parties to assist in the process, the number of employees dedicated to the process and the most senior member of management active in the underwriting process.

         RESPONSE: We have revised the Registration Statement as requested. See page 58.

         Asset Management, page 58

52. Please provide specific examples of ways you "work closely with [your] tenants" in order to foster a long-term working relationship and maximize the possibility of new business opportunities.

         RESPONSE: We have revised the Registration Statement as requested. See page 59.

         Our Formation Transactions, page 59

53. Please disclose why you and your founders agreed to redeem their shares of common stock that were issued at your founding following completion of the private placement offering. In connection with this, please disclose the material terms of the redemption, including the redemption price. We note your disclosure on page 90 that the consideration was "nominal value." Please discuss why the founders would redeem their shares for nominal value.

         RESPONSE: We have revised the Registration Statement as requested. See page 59.

         Our Operating Partnership, page 60

54. Please disclose the rights of minority limited partners of your property owning limited partnerships, such as MPT West Houston MOB, L.P., including voting and distribution rights.

         RESPONSE: We have revised the Registration Statement as requested. See page 60.

         MPT Development Services, Inc., page 60

55. Please disclose the limitations imposed by the REIT rules on the amount of activities of your TRS.

         RESPONSE: We have revised the Registration Statement as requested. See page 61.

         Our Leases, page 60

56. Please disclose what, if any, property expenditures are not paid or reimbursed by the tenant.

         RESPONSE: Under the terms of our current leases, all property expenditures are either paid or reimbursed by the tenant. We have revised the Registration Statement to clarify this point. See page 61.

         Healthcare Regulatory Matters, page 62

57. We note your disclosure that the Medicare Prescription Drug and Modernization Act of 2003, and the related moratorium on the availability of the Whole Hospital Exception, does not limit a physician's ability to hold an ownership interest in your facilities. Please disclose whether you believe this is still the case where the lease contains a percentage rent provision.

         RESPONSE: We have revised the Registration Statement as requested. See page 66.

Our Portfolio, page 66

58. Please include in the property table the 2004 contractual base rent and the rent per square foot or similar metric for 2005. Refer to Item 15 of Form S-11.

         RESPONSE: We have revised the Registration Statement to show the annualized base rent for each of the Company's facilities for 2004. See pages 2 and 68. We supplementally advise the Staff that we believe that metrics such as rent per square foot or rent per bed are not relevant, as each facility is master leased to one tenant, and these types of metrics vary significantly based on the type of facility, and the Company believes this disclosure could be misleading.

         Highmark Facilities, page 67

59. Please identify the unaffiliated third party from whom you purchased the Highmark Facilities. In addition, please disclose how the purchase price of these properties was determined. We note your disclosure that the replacement cost for each was higher than the appraisal value, but it's not clear how the actual purchase was determined.

         RESPONSE: We have revised the Registration Statement as requested. See page 68.

60. Purchase Option. Please disclose the "limited circumstances" in which the tenant will have the right to propose substitute facilities and any parameters regarding the size or base rent of the proposed facilities.

         RESPONSE: We have revised the Registration Statement as requested. See page 74.

         Bowling Green, Kentucky, page 69

61. We note your disclosure that the Bowling Green, Kentucky facility is 100% leased. Please provide similar disclosure for your other properties.

         RESPONSE: We have revised the Registration Statement throughout as requested.

         Houston, Texas, page 71

62. Please disclose the expiration date of Stealth's land option relating to the Houston property.

         RESPONSE: We have revised the Registration Statement as requested. See page 73.

63. Please disclose any financial or operating covenants related to your loans to Stealth and whether or not the loans are guaranteed. If so, please disclose the guarantor(s).

         RESPONSE: We supplementally advise the Staff that there are no financial or operating covenants related to our loans to Stealth. We have revised the Registration Statement as requested to state that the loans are not guaranteed. See page 73.

64. Please disclose the information required by Item 15(g) and (h) of Form S-11 for each of your material properties.

         RESPONSE: We have revised the Registration Statement as requested. See pages 70 and 76.

65. Please provide additional disclosure on the mechanics of the Stealth purchase option and right of first offer to purchase, especially the timing of the process.

         RESPONSE: We have revised the Registration Statement as requested. See page 74.

Executive Compensation, page 81

66. Please revise the table to include the range of bonuses that may be paid to your officers during 2004. We note, from your footnote disclosure, that the amount included in the table is only the minimum amount of the bonus, and that each bonus may equal the officers' base salary.

         RESPONSE: We have revised the Registration Statement as requested. See page 82.

Principal Stockholders, page 87

67. Please supplementally advise us of how Friedman Billings only owns 2,826,157 shares. We note your disclosure that they were the initial purchaser of 25,300,000 shares in the private placement and sold 20,244,426 of those shares. In addition they received 260,954 shares in fulfillment of their advisory fee. This would appear to indicate that FBR owned 5,316,528 shares of common stock. Please clarify whether FBR sold additional shares subsequent to the disclosure found in Item 33 of Part II of the registration statement or advise us as to why the share ownership amount reflected in the table on page 87 is lower.

         RESPONSE: We supplementally advise the Staff on April 6 and April 7, 2004, the Company sold 21,857,329 shares of common stock in a private unregistered offering to Friedman, Billings, Ramsey & Co., Inc. ("FBR") pursuant to the exemptions from registration set forth in Section 4(2) of the Securities Act and Rule 506 thereunder. FBR subsequently resold 20,244,426 shares of common stock to other investors in accordance with Rule 144A and Regulation S of the Securities Act, and other available exemptions set forth therein. These resales by FBR were completed on April 7, 2004. Also on April 7, 2004, the Company sold 3,442,671 shares of common stock directly to other accredited investors in a concurrent private placement pursuant to the exemptions from registration set forth in Section 4(2) of the Securities Act and Rule 506 thereunder. FBR acted as placement agent in the concurrent private placement. In addition, on April 7, 2004, the Company issued 260,954 shares of common stock to FBR as payment for financial advisory services pursuant to the exemptions from registration set forth in Section 4(2) of the Securities Act and Rule 506 thereunder. These sales and issuances were completed on April 7, 2004. Therefore, as of April 7, 2004, FBR held a total of 1,873,857 shares. Affiliates of FBR subsequently purchased 996,360 shares of Common Stock, thus FBR beneficially owns 2,870,217 shares as of December 31, 2004. We have revised the Registration Statement to add disclosure regarding FBR's beneficial ownership.
         See page 89.

Registration Rights and Lock-Up Agreements, page 88

68. Please clarify why you state that only "some" of the purchasers in your private offering are eligible to have their shares registered for resale in this offering. In addition, please disclose the number of shares that are subject to the lock-up agreement entered into with "various" holders of your common stock.

         RESPONSE: We have revised the Registration Statement as requested. The number of selling stockholders and the number of shares that are or will be subject to a lock-up agreement will be added in a subsequent amendment when that information is available. See page 90.

69. We refer to your statement that the summary of the registration rights agreement is not complete. This implies that material information about the agreement has not been included in the prospectus. Please revise to remove this qualification. This comment applies also to similar language found in the introductory paragraphs on pages 97 and 106 of the prospectus.

         RESPONSE: We have revised the Registration Statement throughout as requested.

Certain Relationships and Related Party Transactions, page 90

         Our Formation, page 90

70. Please disclose Mr. Bennett's claim in the "Legal Proceedings" section on page 66. Please include the amount Mr. Bennett believes he is owed. In addition, please remove your statement that you believe the claim to be without merit, or state that this belief is based upon the advice of counsel, identify counsel and include, as an exhibit, consent from counsel for this statement.

         RESPONSE: We have revised the Registration Statement to include the amount Mr. Bennett believes he is owed and to remove the statement regarding the merit of the claim. We have not revised the Registration Statement to disclose Mr. Bennett's claim in the "Legal Proceedings" section, as the Company believes the disclosure is not required under
         Item 103 of Regulation S-K, as the claim is not material.

71. Please disclose whether you have written policies regarding transactions between you and your officers and directors. Please clarify whether such transactions require the vote of a majority of your independent and disinterested directors. We note slightly different disclosure on page 96.

         RESPONSE: We have revised the Registration Statement as requested. See pages 93 and 98.

Relationship with One of our Underwriters, page 91

72.      Please disclose the share ownership of FBR.

         RESPONSE: We have revised the Registration Statement as requested. See page 94.

Partnership Agreement, page 106

73. We note your disclosure on page 107 that indicates that any operating partnership units to be issued in the future will not be redeemable until one year following the date of issuance unless this period is waived or shortened by the Board of Directors. Please disclose potential reasons why the redemption rights period may be waived or shortened by the Board and tell us supplementally why you do not believe that waiving or shortening of this period may also result in the concurrent issuance of the common stock of the REIT at the same time as the issuance of the OP units.

         RESPONSE: We supplementally advise the Staff that the Board of Directors has no present intention to waive or shorten the redemption rights period, however, we cannot predict the circumstances or timing under which the redemption rights period may be waived or shortened. We further advise the Staff, and have disclosed in the Registration Statement, that the operating partnership's partnership agreement provides that, notwithstanding the waiver or shortening of the redemption rights period by the Board of Directors, a limited partner will not be entitled to exercise its redemption rights if the delivery of common stock to the redeeming partner would cause the acquisition of common stock by such redeeming limited partner to be "integrated" with any other distribution of common stock for purposes of complying with the registration provisions of the Securities Act.

United States Federal Income Tax Considerations, page 110

74. We refer to your disclosure that counsel is of the opinion that the company "will be" organized in conformity with the requirements for qualification as a REIT. Please revise to indicate that you have been organized in conformity with the requirements of qualification as a REIT. Counsel should be able to opine on whether you are organized in conformity with the REIT rules.

         RESPONSE: We have revised the Registration Statement as requested. See page 112.

75. Please supplementally advise us whether the Baker Donelson opinion filed with the registration statement will include an opinion regarding the treatment of the MPT Development Services loans as straight debt.

         RESPONSE: We supplementally advise the Staff that the Baker Donelson opinion filed with the Registration Statement will include an opinion regarding the treatment of the MPT Development Services loans as straight debt.

Underwriting, page 129

76. Please disclose the underwriting compensation and expenses to be paid by the selling stockholders.

         RESPONSE: We have revised the Registration Statement as requested. See page 133.

77.      Please disclose which expenses of Friedman Billing you will reimburse.

         RESPONSE: We have revised the Registration Statement as requested. See page 133.

78. Please disclose that the lockup provisions do not prohibit you from filing a resale registration statement for the shares issued in the private placement.

         RESPONSE: We have revised the Registration Statement as requested. See page 134.

79. When available, please provide us with copies of the materials the underwriters plan to use in connection with the directed share program.

         RESPONSE: The materials the underwriters plan to use in connection with the directed share program are being provided supplementally to the Staff.

Experts, page 132

80. We note your disclosure that the accountants have not examined any financial forecast, or projection. Please supplementally advise us if the prospectus includes any such information.

         RESPONSE: We supplementally advise the Staff that, while the prospectus does not include any financial forecasts or projections, portions of the prospectus disclose information regarding development projects. The reference to "financial forecasts or projections" indicates that the independent public accounting firm does not express any opinion with respect to anticipated results of these development projects.

Financial Statements:

Unaudited Pro Forma Consolidated Financial Information

Adjustments for Unaudited Pro Forma Balance Sheet as of June 30, 2004, page F-7

81. To provide transparency, please consider including a separate column for each transaction depicted in your pro forma financial statements. In this regard, you would separately present the pro forma impact of your acquisitions separately from the adjustments related to your offering. In addition, upon including pro forma information for your Acquisition Facilities, consider including a subtotal column to show the impact of all consummated transactions prior to the columns for the proposed transactions involving the Acquisition Facilities.

         RESPONSE: We have revised the pro forma financial statements throughout to include a separate column for each transaction depicted in the pro forma financial statements. We have also revised the pro forma financial statements to include a subtotal column to show the impact of all consummated transactions prior to the columns for the proposed transactions involving the Acquisition Facilities.

82. Reference is made to Note (1). Why are loans made to the operator subsequent to acquisition included in your purchase price allocation?

         RESPONSE: Loans made to the operator, either pre or post acquisition, do not affect the purchase price allocation to land, building and intangibles. We have moved the "Total" column to eliminate confusion caused by its previous location. Please also note that we have renumbered the notes to the pro forma financial statements and "old"
         Note 1 is now Note 8. See page F-9.

83. We note in Note (2) your recordation of pro forma adjustments for the estimated total cost of the development of the Houston community hospital and medical office building as though the project was completed as of June 30, 2004. Tell us how you determined pro forma adjustments that include the effects of real estate properties for periods prior to actual construction or completion are actually supportable. Generally these types of adjustments would be a forecast or projection. Please explain or revise accordingly.

         RESPONSE: The pro forma adjustments in Note 2 (now Note 1) are based on the actual cost of land and estimated building costs, architectural and engineering costs and soft costs. Construction, architectural and engineering costs are subject to "not to exceed" fixed price contracts with the general contractor, architects and engineers. These costs, along with the actual cost of land that has already been incurred represent approximately $53 million of the total budgeted $62 million development cost. The remaining amounts are substantially and directly related to the determinable land and development costs, and include construction period interest, development and management fees and leasing commissions. The Company believes that based on the cost controls described in this response provide a high level of assurance that the cost of the Houston development will not materially differ from the contracted amounts.

Adjustments for Unaudited Pro Forma, Statements of Operations for the Six Months Ended June 30, 2004 and for the period from Inception (August 27, 2003) through December 31, 2003, pages F-7 and F-9

84. Refer to Note (5) and (13). Tell us your basis in presenting adjustments for the operating results of the Houston community hospital and medical office building as though they were completed and occupied for the periods presented. As part of your consideration. refer to the similar comment above.

         RESPONSE: The Company has lease agreements with the operator/lessee of the development referred to in Notes 5 and 13 to the pro forma financial statements included in the registration statement. These lease agreements establish the rent that the lessee will pay, which is based on a fixed percentage of total development cost. Based on the high level of assurance noted in our response to comment no. 83 above, the Company similarly has a high level of assurance that the annual rental income from the completed Houston development will not materially differ from the amounts estimated.

85. We note that you omitted the presentation of pro forma (basic and diluted) earnings per share data on the face of the pro forma statements of operations. Tell us and disclose your basis for their omission or provide them in your next amendment to the Registration Statement on Form S-11 in accordance with Article 11.02(a)(7) of Regulation S-X.

         RESPONSE: The Company excluded pro forma basic and diluted earnings per share because the number of shares of common stock to be offered in this offering has not been determined. The Company will include this disclosure in the amendment to the Registration Statement on Form S-11 that presents the number of shares of common stock expected to be offered.

86. We note front page 41 that you declared a dividend of $0.10 per common share on September 2, 2004. In that regard, explain why you did not have a pro forma adjustment for the dividend declared or revise to include the adjustment in your pro forma financial statements. Refer to SAB Topic 1.B.3.

         RESPONSE: The Company has revised its pro forma financial statements throughout to include the $0.10 per share distribution declared on September 2, 2004. The Company also has revised its pro forma financial statements to include the $0.11 per share distribution declared on November 11, 2004.

87.      Refer to Notes (4), (6), (7), (12), (13), (14) and (15) on pages
F-8-F-9. Tell us and disclose as appropriate your assumptions and calculations in deriving the pro forma adjustments to revenue, depreciation expense, estimated interest income earned from loans to Highmark, and compensation expense related to restricted stock awards made to senior management and other employees as part of this offering.

         RESPONSE: The Company has revised the Notes to the pro forma financial statements throughout to disclose its assumptions and calculations used in deriving the pro forma revenue adjustments, depreciation expense, estimated interest income earned from loans to Vibra, and compensation expense related to restricted stock awards. For revenue adjustments, the Notes now disclose the annual rent by property, the rent for the period covered by the adjustment, and the period in which the revenue is recognized. For depreciation expense, the Notes now disclose the depreciable base, the depreciation period, the depreciation for the period covered by the adjustment, and the period over which the depreciation is recorded. For estimated interest income earned from the Vibra loans, the Notes now disclose the amount of the loan, the interest rate on the loan, the annual interest to be earned, the interest income for the period covered by the adjustment, and the period over which the income is recorded. For the compensation expense related to the restricted stock awards, the Notes now disclose the number of shares to be awarded and the price per share.

88. To the extent changes to your filing are made as a result of the above comments, appropriate modifications should be made to your Selected Financial Information section on page 14 and elsewhere in the filing as applicable.

         RESPONSE: The Selected Financial Information has been modified to reflect all changes made to the pro forma financial statements.

Unaudited Pro Forma Consolidated Balance Sheet December 31, 2003

89. Advise us how your presentation of the unaudited pro forma consolidated balance sheet as of December 31, 2003 complies with Instruction 7(c) of Article 11 of Regulation S-X.

         RESPONSE: We supplementally advise the Staff that, while we understand that inclusion of the unaudited pro forma balance sheet as of December 31, 2003 is not specifically required by Regulation S-X, we felt that it was helpful to include the same level of support for the December 31, 2003 pro forma data provided in the summary selected financial information. We further advise the Staff that we expect that the pro forma consolidated balance sheet will be updated through December 31, 2004 prior to the effectiveness of the Registration Statement.

Medical Properties Trust

Financial Statements and Notes

Note 2.  Subsequent Events, page F-15

90. As applicable, consider disclosing the significant terms of your loans to Highmark in this footnote consistent with what you disclosed on page 68 and elsewhere in the filing.

         RESPONSE: The Company has revised the Notes to the Consolidated Financial Statements to disclose the interest rate on the loans to Vibra, the payment terms and the security for the loans. See page F-22.

91. Reference is made to your discussion of dividends. Given your accumulated deficit position, tell us why you believe these amounts represent a portion of the Company's profit. If the amounts disclosed represent distributions, that is, payments from cash flow, please revise your disclosures as appropriate to characterize the amounts as such and clarify the tax status of the distribution (i.e. ordinary income, return of capital, etc.).

         RESPONSE: We have revised the description of our distributions throughout the Registration Statement. We will disclose the tax character of the distributions in a subsequent amendment.

Note 4.  Loan Payable, page F-18

92. Tell us and consider expanding your disclosure to clarify your accounting for the warrant to purchase 35,000 common shares issued to your lender during the second quarter of 2004.

         RESPONSE: We have expanded our disclosure to clarify the accounting for the warrant to purchase 35,000 shares. We have disclosed that the warrant became exercisable following the successful completion of the private placement, the intrinsic value of each warrant (calculated as the private placement price per share of common stock of $10.00 less that exercise price of $9.30 which is 93% of the private placement price per share) as equal to $.70. The Company has disclosed the total value of the warrants to be $24,500 which is the intrinsic value of $.70 per warrant times 35,000 warrants and that this has been recorded as an addition to additional paid in capital and as interest expense. See page F-22.

Note 6.  Future Plans and Policies (Unaudited), page F-21

93. How did you evaluate FIN 46(R) as it relates to your various contractual arrangements with Highmark?

         RESPONSE: The Company has added to its disclosure in the Notes to the Consolidated Financial Statements, that the Company has determined that Vibra is a variable interest entity. The Company bases this conclusion on the fact that Vibra (as shown on page F-28) had minimal GAAP equity on its balance sheet at the time of the first transaction and at the time of subsequent transactions with the Company. As described on page 69 and pages F-22 and F-31, the Company has made loans of $49.1 million to Vibra. The loans from the Company are the primary source of capital for Vibra. The Company next determined that it is not the primary beneficiary of Vibra. This conclusion was based on an evaluation of all variable interests of Vibra and which of these interests would absorb any expected losses. The Company determined that there are two variable interests in Vibra - the loans from the Company and the management fee which the management company receives from Vibra and which is described on page F-70. The management fee is subordinated to the payment of interest and principal on the loans. The Company performed an evaluation of the cash flows of Vibra using various scenarios and probabilities to determine the present value of the probability weighted negative cash flows (the expected losses). The Company then compared the present value of the probability weighted negative cash flows (the expected losses) to the management fee variable interest and determined that the management fee would absorb a majority of the expected losses. Also, as described on page 70 page F-31, the loans to Vibra have been guaranteed by Mr. Hollinger, Vibra, Vibra Management,
         LLC, and The Hollinger Group. The Company also made qualitative evaluations of its relationship with Vibra. The Company has no management or operating or decision-making authority with respect to Vibra. The Company only has rights under its protective covenants, which are no different than those found in any normal lender/creditor relationship.

Note 7.  Equity Incentive and Other Stock Awards, page F-21

94. To the extent that you have equity instruments granted since your inception, please disclose in the notes to the financial statements the following information as applicable:

         - For each grant date, disclose the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option;

         - Disclose whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective;

         - Indicate whether or not the valuation was performed by an unrelated third party.

         In this regard, please disclose in MD&A the aggregate intrinsic value of all outstanding options based on the estimated IPO price.

         RESPONSE: The Company has revised its disclosures regarding equity instruments granted since its inception. The Notes to Consolidated Financial Statements now include a table disclosing the number of options at the beginning of the year, the number granted during the period, the number exercised during the period, the number forfeited during the period, and the number outstanding at the end of the period. See page F-24. The Company also has revised its disclosure to show the number of options exercisable at the end of the period and the weighted-average fair value of the options granted during the period. The Company has also revised its disclosures to show the exercise price, the number of options outstanding at that exercise price, the number of options exercisable at that exercise price, and the average remaining contractual life at that exercise price. The Company has revised its disclosures to state that the Company has determined that the exercise price of these options is equal to the fair value of the common stock because the options were granted immediately following the private placement of its common stock in April 2004. See page F-23. The Company will also revise its MD&A to disclose the intrinsic value of all outstanding options based on the estimated IPO price when that IPO price is determined and disclosed in an amendment to the Registration Statement.

Note 8.  Leasing Operations, page F-22

95. You state that lease revenue to be received on the Company's properties currently under development is estimated based on the expected cost of the properties at the end of its construction period. Advise us and expand your disclosure as appropriate to clarify your lease revenue earning process for properties currently under development and your basis in GAAP for your accounting treatment. Also, include the significant terms of the lease contract with Stealth.

         RESPONSE: We have revised the Registration Statement as requested. See page F-24.

Highmark Healthcare, LLC and subsidiaries, page F-25

96. Tell us how the inclusion of the Highmark balance sheet satisfies your reporting requirements for significant acquisitions under Regulation S-X. What guidance did you rely upon, and tell us if you considered these transactions to be the acquisition of a business or a property. What factors did you contemplate in determining financial statements of the tenant/lessee is more meaningful than the historical financial statements of the property. Further, in view of the limited operating history of Highmark, why did you consider the financial statements of the tenant more meaningful than financial statements of the guarantor?

         RESPONSE: SEC Regulation S-X, Rule 3.05 requires the registrant to include in the registration statement audited financial statements of businesses acquired. Alternatively, Rule 3.14 provides that only audited statements of revenues and certain expenses (adjusted for non-comparable items) be included for acquisitions of properties. Rule
         3.05 refers to Rule 11.01(d) for criteria to determine whether a "business" has been acquired. Based on the nature of our arms-length, separate acquisition and lease transactions with the seller and tenant, respectively, and our analysis of Rule 11.01(d), the acquisitions of the six hospital facilities from affiliates of Care Ventures are acquisitions of properties and accordingly, are subject to Rule 3-14 of Regulation S-X.

         When the acquired property is immediately leased on a long-term net basis, the SEC Staff takes the position that financial data and other information about the tenant may be more relevant to investors than the financial statements of the acquired property. In that case, the financial statements of the property may be omitted from the filing, but pertinent financial data and other information about the lessee should be furnished. If the purchase price of the property exceeds 20% of the greater of total assets or the amount expected in good faith to be raised within the next twelve months pursuant to an effective registration statement, the Staff believes that audited financial statements of the lessee should be included. See, Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, March 31, 2001, http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm. See also
         Acorn Property Partners II Limited Partnership (avail. October 3,
         1983).

         Consistent with this Staff guidance, we believe that information about the tenant is more relevant to investors than historical financial statements of the acquired properties. Furthermore, immediately prior to the time that we acquired the Vibra Facilities, those facilities were owned by Care Ventures, which also operated the hospital businesses at those facilities, and there were no arm's-length lease arrangements. Care Ventures had acquired those hospital businesses from the lessee through foreclosure in 2003 when the lessee defaulted on its obligations to Care Ventures. Since our acquisition of the facilities, the hospital businesses are operated by a party unrelated either to us or the prior owner. Accordingly, historical results of the hospital operations prior to our acquisition and long-term lease of the real estate to a new operator would not be representative of future results.

         The guarantor is the individual majority owner of the tenants, and (a) his guaranty is limited to $5,000,000 and (b) his net worth is substantially comprised of his interest in the tenants and in the management company, the results of which are reflected in the financial statements of the tenants. Notwithstanding the recent organization and absence of assets and operating history, inclusion of the lessees' audited financial statements meets the requirement and the objective of the SEC staff's position. Prospective investors can assess their tolerance to risk of lease default by reference to the lessees' financial statements.

97. Advise us and expand your disclosures as appropriate to clarify why you have aggregated the results of multiple properties/lessees by presenting consolidated Highmark financial statements, rather than including the information on an individual property basis. In this regard, clarify in your footnotes if you had a common guarantor for all properties and whether there any cross default or cross collateral provisions present for these properties to support your presentation.

         RESPONSE: The financial statements reflect the consolidated financial position and results of operations of our tenant, Vibra Healthcare. Each of our leases with Vibra and our loans to Vibra are cross-collateralized and cross-defaulted with one another. Moreover, the management company subsidiary of Vibra has subordinated its management fees to each lease and loan and the guarantor is common to each lease and loan.

98. You state in Note 3 on page F-27 that the sole member of Highmark, an affiliated company owned by the sole member and Highmark Management, LLC have guaranteed the $49.2 million in notes payable to MPT. We also note from Lease Guaranties and Security section on page 69 that each Highmark lease is guaranteed by Mr. Hollinger, Highmark, Highmark Management, LLC and The Hollinger Group. Please address the following comments as applicable.

         - Clarify whether the guarantors for the notes payable and the leases are the same entities.

         - Provide the lease guarantee disclosures in your footnote consistent with your disclosures on page 69.

         - Advise us and disclose the corresponding guaranteed amounts provided by each of the above affiliated entities.

         RESPONSE: Vibra management and Vibra's independent accountants have informed the Company that they consider the disclosures on page F-27 through F-31 to be adequate in describing the nature of the lease and loan guarantees for the June 30, 2004, audited balance sheet. They further believe that the disclosures of this transaction as a subsequent event to the June 30, 2004, balance sheet are adequate. Vibra management and Vibra's independent accountants also have informed the Company that additional disclosures will be made if Vibra must provide more recent financial statements which cover a period of its operations and its financial condition subsequent to June 30, 2004.


Note 2. Basis of Presentation. page F-25

99. You state, "...there can be no assurance that Highmark will in fact meet all of its current and future obligations, and that if the obligations are met that Highmark will continue as a going concern?" We also note you did not include a going concern paragraph in Highmark's audit report. Based on the conditional language in the disclosures, tell us supplementally how it was determined that there is not substantial doubt about Highmark's ability to continue as a going concern and if applicable, Highmark management's plan to mitigate the adverse factors to continue as a going concern. Explain why the audit opinion does not include a going concern paragraph in view of this conditional language.

         RESPONSE: Vibra's auditors have advised us that they considered the ability of Vibra to continue as a going concern as a result of the acquisition of four independent rehabilitation hospitals and two long-term acute care hospitals located throughout the United States in July and August 2004. They have advised that Vibra needs to operate the hospitals in a profitable manner to generate cash flow to meet its obligations in the ordinary course of business and that Vibra management's extensive experience in developing, acquiring, managing and operating specialty healthcare facilities was considered and the financial budgets were reviewed. Based upon these considerations, it was concluded that the going concern issue was mitigated. Accordingly, disclosure was made in the notes to the consolidated balance sheet of the conditions and events that initially gave rise to the going concern issue in accordance with paragraph 11 of Statement on Auditing Standards No. 59, The Auditor's Consideration of an Entity's Ability to Continue as a Going Concern (SAS 59).

                   Vibra's auditors have advised us that in accordance with paragraph 12 of SAS 59, the auditor's report does not include a going concern paragraph when an auditor concludes that substantial doubt about an entity's ability to continue as a going concern for a reasonable period of time does not exist.

Part II. Information Not Required in Prospectus

         Item 33. Recent Sales of Unregistered Securities

100. Please disclose the time period of the private placement distribution and the factual basis for the claimed exemptions from the Securities Act.


         RESPONSE: We have revised the Registration Statement as requested. See page II-1.


         Exhibits

101. Please file copies of your legal and tax opinions or provide us with drafts of these opinions so that we have an opportunity to review them. Please also file any material agreements required to be filed under Item 601 of Item S-K.

         RESPONSE: We have filed material agreements as exhibits to this Amendment. We will file legal and tax opinions as exhibits to a subsequent amendment to the Registration Statement.

Please do not hesitate to contact the undersigned or, in his absence, Thomas
O. Kolb at (205) 250-8321, if you have any questions or comments relating to the Company's response to the Comment Letter.

                                        Very truly yours,

                                        B.G. Minisman, Jr.
                                        of Baker, Donelson, Bearman, Caldwell
                                        & Berkowitz, P.C.


cc:      Andrew Mew
         Cicely Luckey
         Michael McTiernan
         Medical Properties Trust, Inc.
         Hunton & Williams LLP